(English Translation)

LEASE AGREEMENT

Lessor:	LU Weibing	Party A

Lessee:	Shanghai Siqiang Biotechnological Co., Ltd.	Party B

To promote the development of manufacturing, and encourage investment, the parties enter into this lease agreement after negotiation.

1.	Party A hereby leases to Party B the premises of approximately 184.22 square meters located at 1715 Zhongchu Road, Building E, Unit 1001, including fixtures and office facilities.

2.	The lease period shall be from August 1, 2007 to August 1, 2017

3.	The monthly lease payment shall be RMB 12,000.

4.
Party B has paid Party A the lease payments August 1, 2007 through December 31, 2007 in the amount of RMB 60,000. Hereafter, lease payments shall be payable semi-annually in the amount of RMB 72,000 per payment, with the first payment due before December 20 of the preceding year and the second payment due before May 20 of the then applicable year.

5.	Party B shall be responsible for the water and utilities expenses in connection with Party B’s use of the leased premises.

6.
During the term of the lease, Party A shall notify Party B if Party A transfers the property rights of the premises to a third party. After any such transfer, the transferee shall become Party A for purposes of this lease agreement, to assume all of the rights and obligations of Lessor.

7.	If Party B sub-lease the premises without Party A’s consent, Party B shall be liable for breach.

8.
During the term of the lease, Party B shall not unilaterally make change to the structure or use of the premises. Party B shall notify Party A in advance of making repairs or alterations to doors and windows. At the expiration of the lease, Party B shall return the premises to its original condition, and shall be liable for damages.

9.
During the term of the lease, either party shall have the right to terminate the lease agreement. Party A shall notify Party B two months in advance of Party A’s termination of the lease agreement to take back the premises, and shall compensate Party B for its loss in an amount equal to 30% of the annual lease amount. Party B shall notify Party A two months in advance of Party B’s termination of the lease agreement, and shall compensate Party A for its loss in an amount equal to 100% of the annual lease amount.

10.	If the terms of the lease agreement cannot be carried out due to a force majeure event, the parties may terminate the lease agreement after negotiation without further obligations thereunder.

11.
Party A shall be obligated under the terms of the lease agreement to provide Party B with the premises, including fixtures and office facilities. Party A’s failure to do so shall de deemed a breach of the lease agreement, and Party A shall compensate Party B in an amount equal to 100% of the annual lease amount as damages.

12.
If Party B fails to timely make a lease payment, for each day beyond the payment due date Party B shall be liable for a daily late fee equal to 1/1000 of the lease payment. If the lease payment is not paid by the 30th day of the lease payment due date, Party A shall have the right to terminate the lease agreement.

13.
If there are other matters not specified in this agreement, Lessor and Lessee shall enter into supplemental agreement through mutual negotiations. Such supplemental agreement shall have the same legal effects as this agreement.

14.	This lease agreement shall be executed by each party’s representative, and be deemed effective by their respective seals.

15.	This lease agreement shall have four identical copies, each party with two such copies.

Party A:	Party B:

[Seal of Shanghai Siqiang Biotechnological Co., Ltd.]

Signature and Seal:	Signature and Seal:

/s/ LU Weibing	/s/ SHEN Lun

[Seal of LU Weibing]	[Seal of SHEN Lun]

Signature Date:	Place of Signing:

June 17, 2007	1715 Zhongchu Road
Building E, Unit 1001
Shanghai